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As filed with the Securities and Exchange Commission on August 19, 2002

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
For the period ended June 30, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

MESSER GRIESHEIM HOLDING AG

Koogstraat 10, 25870 Norderfriedrichskoog, Germany

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

TABLE OF CONTENTS

Report for the Six Month Period Ended June 30, 2002	2
Business	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	3
Messer Griesheim Holding AG Unaudited Financial Information
Unaudited Interim Condensed Consolidated Statements of Operations	21-22
Unaudited Interim Condensed Consolidated Balance Sheets	23
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders' Equity	24
Unaudited Interim Condensed Consolidated Statements of Cash Flows	25
Notes to Unaudited Interim Condensed Consolidated Financial Statements	26

        In this document:

  •
  "Messer Holding", "the Company", "we", "us" and "our" refers to Messer Griesheim Holding AG and, unless the context otherwise requires, its consolidated subsidiaries;

  •
  "Messer Griesheim" refer to the Messer Griesheim Holding AG's subsidiary, Messer Griesheim GmbH, which is the operating company whose business and results of operations are described in this Form 6-K, including, unless the context otherwise requires, its consolidated subsidiaries;

  •
  "Messer Griesheim Group" and "the Group" refer to the parent of Messer Griesheim Holding AG, Messer Griesheim Group GmbH & Co. KGaA, a German Partnership limited by shares, or Messer Griesheim Group GmbH prior to its conversion on November 1, 2001 to Messer Griesheim Group GmbH & Co. KGaA;

  •
  "Messer Employee GmbH" refers to Messer Employee GmbH & Co. KG, a company through which employees participating on our share purchase and option plan are to hold shares in Messer Griesheim Group.

  •
  "Messer Industrie" and "MIG" refers to Messer Industrie GmbH, a holding company for the Messer family's minority interest in Messer Griesheim Group.

REPORT FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

        The accounts being reported on are the consolidated results of Messer Griesheim Holding AG. Our obligation to provide this report with The Bank of New York (the "Trustee"), for the benefit of our noteholders, and the U.S. Securities and Exchange Commission arises under the indenture, dated as of May 16, 2001, between the Company and the Trustee, pursuant to which the Company has issued its 10.375% Senior Notes due 2011.

        This Form document includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our expectations are based on reasonable assumptions, we cannot assure you that actual results will not be materially different from our expectations. Factors that could cause our actual results to differ materially from our expectations include, among other things:

  •
  the amount of proceeds that we realize from our divestiture program;

  •
  the timing of the receipt of proceeds that we realize from our divestiture program;

  •
  the amount of savings in operational costs that Messer Holding is able to achieve as a result of its cost-savings program;

  •
  the costs of implementing Messer Holding's cost-savings program;

  •
  the timing to achieve the benefits of our cost-savings program;

  •
  anticipated trends and conditions in our industry, including regulatory developments;

  •
  our capital needs; and

  •
  our ability to compete.

        We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this document might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement and the more detailed discussion of risks in the section entitled "Risk Factors" of the Company's Post-Effective Amendment No. 1 to its Registration Statement on Form F-4 filed with the Securities and Exchange Commission on April 30, 2002. Some numbers that appear in this Form 6-K (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

        Investors are cautioned that forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

BUSINESS

        We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the Company's unaudited interim condensed consolidated financial statements included elsewhere herein. The Company's financial statements are prepared in accordance with the International Financial Reporting Standards of the International Accounting Standards Board, or IAS, which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, and shareholders' equity and disclosures regarding differences between IAS and U.S. GAAP in note 19 to the Company's unaudited interim condensed consolidated financial statements.

        The Company calculates normalized EBITDA as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring and reorganization charges and dividends from non-consolidated subsidiaries.

        Normalized EBITDA is not a measure recognized by IAS or U.S. GAAP. This and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the unique situations of those companies. We urge you to be very cautious in comparing our normalized EBITDA data to the EBITDA data of other companies. Normalized EBITDA is not a substitute for operating profit as a measure of operating results. Likewise, normalized EBITDA is not a substitute for cash flow as a measure of liquidity.

Overview

        We operate in 48 countries through more than 419 facilities, including production plants, distribution and filling stations and research centers. We have an estimated global market share of approximately 5% of the total industrial gases market, making us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in central and eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the second quarter 2002, we generated net sales of €377.0 million and normalized EBITDA of €100.3 million.

        Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 64.5% of our net sales and 72.2% of our normalized EBITDA for the second quarter 2002. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We are in the process of divesting substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. Other than our joint ventures in Central America and China, we anticipate completing these divestitures by year end 2002.

        The following is an overview of a number of significant factors that affect our results of operations or that may affect our future results of operations.

Acquisition Transactions, Refinancing and Divestiture Program

        As discussed elsewhere in this document, the acquisition transactions have been accounted for at fair value and, accordingly, our assets and liabilities have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of Messer Griesheim for periods prior to the acquisition transactions are not comparable to our financial statements for periods subsequent to the acquisition transactions. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables and schedules of this document, and in our unaudited interim condensed consolidated financial statements to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The Acquisition of Messer Griesheim

        Prior to the completion of the acquisition transactions described below, Messer Griesheim was owned:

  •
  33 1/3% by the Messer family through a holding company, Messer Industrie GmbH, and

  •
  66 2/3% by Hoechst AG, a subsidiary of Aventis S.A. Aventis was formed in December 1999 as the result of the merger of Hoechst AG and Rhône-Poulenc S.A., two of Europe's largest chemical companies.

        On December 31, 2000, Messer Industries, Hoechst and our parent company Messer Griesheim Group GmbH (formerly named Cornelia Verwaltungsgesellschaft mbH), entered into certain acquisition transactions.

        As a result of the acquisition transactions, Messer Holding owns 100% of Messer Griesheim and the issuer is directly or indirectly wholly owned by Messer Griesheim Group. Messer Holding and Messer Griesheim Group are both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim (and, in Messer Holding's case, the payments under the intercompany loan to Messer Griesheim). During the six month period ended June 30, 2002, our employees and members of the shareholders' committee purchased shares through the share purchase and option plan. They hold their shares through Messer Employee GmbH & Co. KG. Consequently, Messer Griesheim Group is owned as of June 30, 2002:

  •
  32.11% by the Messer family, through Messer Industrie;

  •
  33.08% by Allianz Capital Partners;

  •
  33.08% by six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (GS Funds); and

  •
  1.73% by Messer Employee GmbH & Co. KG reflecting ownership interests of our employee and shareholder committee participants in the share purchase and option plan.

        In connection with these acquisition transactions, the main shareholders of Messer Griesheim Group entered into a shareholders' agreement governing their respective voting control and other ownership rights with respect to the issuer and Messer Griesheim.

        Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the agreement generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders' committee appointed by the GS Funds will represent all votes of the financial sponsors constituting 66.16% of all votes in the shareholders' committee. Thereafter, the rights will be shared by Allianz Capital Partners and the GS Funds, with Allianz Capital Partners having a deciding vote in the event of a lack of consensus between Allianz Capital Partners and the GS Funds, subject to certain exceptions.

Transaction Structure

        The following diagram shows our ownership structure and the structure of our principal indebtedness as of June 30, 2002 following completion of the acquisition transactions in April 2001, reflecting the issuance of the senior notes and the refinancing or repayment of our indebtedness to the extent completed, including repayment in full of the €400 million mezzanine bridge facility and repayment of €115 million of our senior term facilities and subsequent share purchases by our employees and shareholder committee members through the share purchase and option plan mentioned above.

(1)
The holding company for the Messer family's interests in Messer Griesheim.
(2)
Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.
(3)
The employees and shareholder committee members participating in the share purchase and option plan hold their shares through Messer Employee GmbH & Co. KG. The participant's voting rights are exercised by the managing partner of this company, Messer Employee Beteiligungsverwaltungs GmbH.
(4)
Principal operating company in Germany and holding company for the remainder of our operations.
(5)
€550.0 million aggregate principal amount.
(6)
Messer Griesheim Group owns 100% of Messer Holding, 33.33% of which is owned directly and 66.67% of which is owned through its wholly owned subsidiary, DIOGENES 20. Vermögensverwaltung GmbH.
(7)
€1,340 million was the initial aggregate amount of senior term loan facilities. Messer Griesheim GmbH repaid €115 million principal amount of senior term facilities in May 2001 with a portion of the proceeds from the sale of the senior notes. As of June 30, 2002 €758.3 million aggregate principal amount remained outstanding under the senior term facilities. The senior term facilities also include committed but undrawn funds totaling €297 million under revolving facilities. Certain of Messer Griesheim's subsidiaries are also direct borrowers under the senior term facilities.

Refinancing Program

        In connection with the acquisition transactions described above, substantially all of Messer Griesheim's existing indebtedness was refinanced through the senior term facilities and the senior notes. Upon the initial closing of the acquisition, Messer Griesheim entered into a senior term facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of €400 million. In May 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. Upon the closing of the sales of the senior notes, Messer Holding made an intercompany loan to Messer Griesheim with the gross proceeds from the senior notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay €115 million principal amount of the outstanding term borrowings under the facilities.

Business Practices

        We believe the following selected business practices are important for a proper understanding of financial reporting risks.

Net Sales

        We primarily earn revenues from

  •
  sales of industrial gases and, to a lesser extent,

  •
  sales of hardware related to industrial gas usage.

        Our sales of industrial gases, which amount to greater than 90% of our total revenue, are divided into three business units corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have "take-or-pay" minimum purchase provisions. In each of the last three years, the "take-or-pay" minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

        Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site and pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 41% of our total net sales and approximately 57% of our normalized EBITDA in the second quarter 2002. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and three to five years in the United States.

        Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

        Although industrial gas prices appear to have recently stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have provided opportunities for increased sales volumes and profit margins.

Cost of Sales

        Our principal raw material is air, which is free and which we separate into its component gases. Cost of sales principally consists of:

  •
  capital costs of plants;

  •
  costs of energy required for production; and

  •
  labor costs relating to production.

        Energy costs consist principally of electrical power costs. Electricity represents approximately 27% of cost of sales in the second quarter of 2002. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

        Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

        We depreciate fixed assets on a straight-line basis. Our depreciation rates assume useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Divestiture Program

        Our core markets are Europe and North America. In May 2001, immediately following our change of ownership resulting from the acquisition transactions described elsewhere in this Form 6-K, we adopted a divestiture program. Pursuant to the divestiture program, we intend to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. The proceeds from this divestiture program will be used to reduce our consolidated debt.

        Pursuant to the divestiture program, as of June 30, 2002, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago and Venezuela, our nitric oxide business in Germany, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As of June 30, 2002 we have substantially completed the disposal of our investments included in subsidiaries available for sale. As a result, we completed repayment of our senior term disposal facility in the second quarter of 2002.

        The remaining divestiture of certain of our assets and operations may require additional expenditures prior to their disposal and may not be completed by December 31, 2002

Cost-Savings Plan

        We are implementing a plan to reduce our operating costs, principally in Europe. This plan involves eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We have identified most of the specific cost savings measures that we anticipate to achieve by year-end 2003. We expect that these measures will reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately €100 million by year-end 2003. To implement these measures, we expect to spend approximately €84 million in total between April 30, 2001 and year end 2003, principally to be applied towards severance payments and efficiency improvements.

        For the eight month period ending December 31, 2001, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €27.0 million. As a result of implementation of these measures, we incurred one time costs of approximately €29.4 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the fourteen month period from May 1, 2001 to June 30, 2002, of which €3.7 million was recorded in the second quarter 2002. We expect to incur an additional €42.5 million of one-time costs by the end of 2003.

Critical Accounting Policies

        The results of our operations and financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the unaudited interim condensed consolidated financial statements. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with the unaudited interim condensed consolidated financial statements.

Purchase Accounting

        We accounted for the acquisition transactions similar to that of an acquisition of Messer Griesheim by Messer Holding. The accounting for this acquisition resulted in significant amounts of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in the industry conditions, technological advances and other economic factors could result in revisions to the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Such differing allocations could impact future operating results.

Recoverability of Long-Lived Assets

        Our business is capital intensive and, historically, required a significant investment in property, plant and equipment. At June 30, 2002, the carrying value of our property, plant and equipment was €1,545 million. At June 30, 2002 long-lived intangible assets amounted to €818 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the estimated fair value. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows.

        A continuation of the currently competitive economic conditions in the industrial gas industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. This could result in decreased production and reduced capacity utilization. Such events could result in reductions of future net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, negatively impacting future operating results.

Recoverability of Investments in Subsidiaries Available for Sale

        We have made a series of investments in, and advances to, companies that are principally engaged in the manufacture, sale and distribution of industrial gases which are located in regional markets which we no longer consider part of our core markets. At June 30, 2002, the carrying amounts of investments in subsidiaries available for sale aggregate €18 million. Our accounting policy is to value such investments at estimated net realizable value. In determining estimated net realizable value, we consider the forecasted results of the investee, the economic environment in the regional market and our ability and intent to hold the investment until the estimated sale date.

        A slump in demand for industrial gases could adversely impact the operations of these investments and their capability to generate future net cash flows. Furthermore, since these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect future operating results.

Realization of Deferred Tax Assets

        At June 30, 2002, we had total deferred tax assets (net of valuation allowance) of approximately €185.1 million. Included in this total are the benefit of net operating loss and tax credit carry forwards of approximately €122.4 million. Such tax loss and credit carry forwards generally do not expire under current law, except certain amounts attributable to operations in the United States that expire in 20 years. Realization of these amounts are dependent upon the generation of future taxable income at a level sufficient to absorb the loss and credit carry forwards. These deferred tax assets were recognized to the extent that it is probable that future taxable profit will be available. The amount of total deferred tax assets considered realizable prospectively could be reduced if our estimates of projected future taxable income are lowered from present levels or changes in current tax regulations are revised which could impose restrictions on the time or extent of our ability to utilize tax loss and credit carry forwards in the future.

Restructuring Charges

        Subsequent to the acquisition transactions, the management approved plans to restructure the Group and reduce costs. These changes were intended to, among other things, improve operational efficiencies and improve profitability. While the management approved a detailed restructuring plan, the calculation of the provision requires the use of estimates and management judgment. Additionally, if industry conditions continue to deteriorate or an economic downturn is experienced in the future, further restructuring charges may be incurred. Resulting variances from estimates previously utilized may adversely impact future financial results.

Reclassifications

        Certain reclassifications have been made to the financial statement presentation of the prior periods to conform such presentation to the current period presentation.

Results of Operations

        When comparing the three months ended June 30, 2002, with the two months ended June 30, 2001 and one month ended April 30, 2001 as well as when comparing the six months ended June 30, 2002 with the two months ended June 30, 2001, and the four months ended April 30, 2001, consideration should be given to the impact on comparability arising from the acquisition transaction, the refinancing program, the divestiture program and the other developments described above. As a result of these events, comparability is impacted by a number of factors, the most significant of which are (i) the new cost base of the Company's assets and liabilities as a result of the acquisition program, (ii) the refinancing program and the resulting impact on financing costs and (iii) the divestiture program. All of these factors impacted the comparability of the results presented for the six and the three months ended June 30, 2002, to the respective prior year periods.

        To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in our interim condensed consolidated financial statements and elsewhere in this document in order to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

Three Months Ended June 30, 2002 Compared with Two Months Ended June 30, 2001 and One Month Ended April 30, 2001

        The following table sets forth a summary of the results of operations for the three months ended June 30, 2002, two months ended June 30, 2001 and one month ended April 30, 2001, in terms of amounts as well as percentages of net sales. Financial information for periods prior to and subsequent to the acquisition transactions have been separated in the following table by inserting a solid vertical line between the columns for such periods.

	Successor				Predecessor
	Messer Griesheim Holding AG				Messer Griesheim GmbH
	Three Months Ended June 30, 2002		Two Months Ended June 30, 2001		One Month Ended April 30, 2001
	€ (in millions)%		€ (in millions)%		€ (in millions)%
Net sales	377.0	100.0	266.0	100.0	139.3	100.0
Cost of sales	(188.8)	(50.1)	(130.1)	(48.9)	(72.5)	(52.1)

Gross profit	188.2	49.9	135.9	51.1	66.8	47.9
Distribution and selling costs	(117.3)	(31.1)	(79.6)	(29.9)	(42.1)	(30.2)
General and administrative costs	(32.8)	(8.7)	(18.8)	(7.1)	(10.5)	(7.5)
Other, net(1)	(6.2)	(1.6)	(11.7)	(4.4)	(1.7)	(1.2)

Operating profit	31.9	8.5	25.8	9.7	12.5	9.0

Interest expense, net	(41.0)	(10.9)	(24.1)	(9.1)	(11.3)	(8.1)
Profit (loss) before income taxes and minority interests	(8.3)	(2.2)	(12.3)	(4.6)	(5.8)	(4.1)
Income taxes	(8.0)	(2.1)	(0.9)	(0.3)	(1.0)	(0.7)
Net loss	(18.9)	(5.0)	(14.9)	(5.6)	(6.8)	(4.9)
Normalized EBITDA	100.3	26.6	69.4	26.1	34.0	24.4

(1)
Amounts include total net of research and development costs, other operating income, other operating expense and restructuring and reorganization charges and impairment of intangible assets and property, plant and equipment.

        As a result of the acquisition transactions, the refinancing program and the divestiture program, as described above, a comparison of the three months ended June 30, 2002 with the two months ended June 30, 2001 and the one month ended April 30, 2001 is not meaningful. The acquisition transactions were accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their fair values. The accounting treatment impacts our results of operations for post acquisition periods primarily by increasing amortization of goodwill, increasing depreciation of property, plant and equipment, reducing losses of disposals of subsidiaries and other assets included in the divestiture program and correspondingly decreasing our operating profit compared to all periods prior to April 30, 2001. The refinancing program increased our interest expense compared to all periods prior to

April 30, 2001. In addition, certain subsidiaries to be sold as part of our divestiture program have been deconsolidated and thus excluded from the results of operations for all periods after April 30, 2001.

Six Months Ended June 30, 2002 Compared with Two Months Ended June 30, 2001 and Four Months Ended April 30, 2001

	Successor				Predecessor
	Messer Griesheim Holding AG				Messer Griesheim GmbH
	Six Months Ended June 30, 2002		Two Months Ended June 30, 2001		Four Months Ended April 30, 2001
	€ (in millions)%		€ (in millions)%		€ (in millions)%
Net sales	763.4	100.0	266.0	100.0	574.5	100.0
Cost of sales	(380.4)	(49.8)	(130.1)	(48.9)	(293.4)	(51.1)

Gross profit	383.0	50.2	135.9	51.1	281.1	48.9
Distribution and selling costs	(238.5)	(31.2)	(79.6)	(29.9)	(177.2)	(30.8)
General and administrative costs	(67.8)	(8.9)	(18.8)	(7.1)	(45.0)	(7.8)
Other, net(1)	(16.6)	(2.2)	(11.7)	(4.4)	(12.4)	(2.2)

Operating profit	60.1	7.9	25.8	9.7	46.5	8.1

Interest expense, net	(76.2)	(10.0)	(24.1)	(9.1)	(36.4)	(6.3)
Profit (loss) before income taxes and minority interests	(16.0)	(2.1)	(12.3)	(4.6)	(6.6)	(1.1)
Income taxes	(11.2)	(1.5)	(0.9)	(0.3)	(4.8)	(0.9)
Net loss	(32.3)	(4.2)	(14.9)	(5.6)	(13.5)	(2,4)
Normalized EBITDA	197.6	25.9	69.4	26.1	125.9	21.9

(1)
Amounts include total net of research and development costs, other operating income, other operating expense and restructuring and reorganization charges and impairment of intangible assets and property, plant and equipment.

        As a result of the acquisition transactions, the refinancing program and the divestiture program, as described above, a comparison of the six months ended June 2002 with the four months ended April 30, 2001 and the two months ended June 30, 2001 is not meaningful.

        Management believes that comparing the three months ended June 30, 2002 with the three months ended March 31, 2002 is more meaningful as presented below.

Three Months Ended June 30, 2002 Compared with Three Months Ended March 31, 2002

	Messer Griesheim Holding AG
	Three Months Ended June 30, 2002		Three Months Ended March 31, 2002
	€ (in millions)%		€ (in millions)%
Net sales	377.0	100.0	386.4	100.0
Cost of sales	(188.8)	(50.1)	(191.6)	(49.6)

Gross profit	188.2	49.9	194.8	50.4
Distribution and selling costs	(117.3)	(31.1)	(121.3)	(31.4)
General and administrative costs	(32.8)	(8.7)	(35.0)	(9.1)
Other, net(1)	(6.2)	(1.6)	(10.4)	(2.7)

Operating profit	31.9	8.5	28.1	7.2

Interest expense, net	(41.0)	(10.9)	(35.2)	(9.1)
Profit (loss) before income taxes and minority interests	(8.3)	(2.2)	(7.7)	(2.0)
Income taxes	(8.0)	(2.1)	(3.2)	(0.8)
Net loss	(18.9)	(5.0)	(13.4)	(3.5)
Normalized EBITDA	100.3	26.6	97.3	25.2

(1)
Amounts include total net of research and development costs, other operating income, other operating expense and restructuring and reorganization charges.

        Net sales.    Net sales decreased 2.4% to €377.0 million in the second quarter 2002 from €386.4 million in the first quarter 2002 based essentially on the factors described below.

	Messer Griesheim Holding AG
	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002
	€ (in millions)	€ (in millions)
Net sales (Business Areas)
Germany	156.0	157.4
Western Europe, excluding Germany	65.1	66.2
Eastern Europe	54.1	54.0
North America	87.2	93.6
Others	14.0	14.1
Reconciliation / Corporate	0.6	1.1

Total	377.0	386.4

  •
  Net sales in Germany decreased by 0.9% to €156.0 million in the second quarter 2002 from €157.4 million to the first quarter 2002. This slight decrease is due to lower demand caused by the continuing weak business climate in Germany.

  •
  Net sales in Western Europe (excluding Germany) decreased by 1.7% to €65.1 million in the second quarter 2002 from €66.2 million to the first quarter 2002. This decrease results from lower sales in the United Kingdom due to an ongoing decline in the beverage business partially offset by a continuing higher sales in the Spanish pipeline business.

  •
  Net sales in Eastern Europe increased slightly by 0.2% to €54.1 million in the second quarter 2002 from €54.0 million to the first quarter 2002. Whereas sales in the second quarter in Croatia and Bulgaria decreased due to lower demand in the ship building industry and temporary product shortfall, respectively, sales in the Czech Republic and Poland increased due to a gain of new customers.

  •
  Net sales in North America decreased by 6.8% to €87.2 million in the second quarter 2002 from €93.6 million to the first quarter 2002. This decrease is mainly caused by the negative currency impact due to the decline in the value of the US$ against the Euro in the second quarter 2002. In detail this results in lower sales of €7.6 million. Assuming constant foreign exchange rates sales increased by 1.2% in the second quarter 2002 due to stronger pipeline and bulk sales.

        Cost of sales.    Cost of sales decreased by 1.5% to €188.8 million in the second quarter 2002 from €191.6 million in the first quarter 2002. Cost of sales consist primarily of raw material costs (principally energy costs), purchased parts and direct labor, as well as manufacturing overheads and depreciation.

        The absolute decrease is caused by lower sales as compared to the first quarter 2002. However, the relative increase in cost of sales resulted from additional depreciation for the start up of a new Air Separation Unit in Germany as well as higher hardware sales in the U.K. and additional transportation costs due to temporary lack in CO2 product supply resulting from production shortages from our suppliers in France and Yugoslavia which caused the gross margin to decline from 50.4% to 49.9%.

        Distribution and selling costs.    Distribution and selling costs decreased by 3.3% to €117.3 million in the second quarter 2002 from €121.3 million to the first quarter 2002. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

        The decrease in distribution and selling costs primarily relates to our ongoing successful cost savings initiatives especially in Germany where we have substantially lowered our cost base.

        General and administrative costs.    General and administrative expenses decreased by 6.2% to €32.8 million in the second quarter 2002 from €35.0 million to the first quarter 2002. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overhead charges.

        The decrease in general and administrative costs primarily relates to our ongoing successful cost savings initiatives especially in Germany and the U.K. where we have substantially lowered our cost base.

        Operating profit.    Operating profit increased to €31.9 million in the second quarter 2002 from €28.1 million in the first quarter 2002 based essentially on the factors described below.

	Messer Griesheim Holding AG
	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002
	€ (in millions)	€ (in millions)
Operating profit (loss) (Business Areas)
Germany	26.5	24.3
Western Europe, excluding Germany	2.7	2.1
Eastern Europe	7.1	7.3
North America	6.2	4.7
Others	2.3	2.4
Reconciliation / Corporate	(12.9)	(12.7)

Total	31.9	28.1

  •
  In Germany, the operating profit increased 9.1% to €26.5 million in the second quarter 2002 as compared to an operating profit of €24.3 million in the first quarter 2002. This increase results primarily from cost savings more than offsetting the negative impact of lower sales.

  •
  In Western Europe, excluding Germany, the operating profit increased significantly to €2.7 million in the second quarter 2002 compared to an operating profit of €2.1 million in the first quarter 2002. This increase is due to stronger high margin pipeline sales in Spain as well as an effective cost management in Switzerland offsetting the impact of decreased margins in the U.K.

  •
  In Eastern Europe, the operating profit decreased 2.7% to €7.1 million in the second quarter 2002 compared with an operating profit of €7.3 million in the first quarter 2002. The first quarter 2002 included a €1 million write off on accounts receivables in Greece. Excluding this item operating profit in the second quarter decreased 14.5% on a comparable base. This is primarily due to higher transportation costs in Yugoslavia caused by a temporary lack in CO2 product supply resulting from production shortages from our suppliers.

  •
  In North America, the operating profit increased 31.9% to €6.2 million in the second quarter 2002 as compared to €4.7 million in the first quarter 2002. This increase is due to price increases in bulk and pipeline becoming fully effective in the second quarter 2002 as well as lower energy costs. Furthermore, the product mix in the second quarter 2002 resulted in higher proportionate sales from better margin pipeline and bulk businesses.

        Interest expense, net.    Net interest expense increased 16.5% to €41.0 million in the second quarter 2002 from €35.2 million in the first quarter 2002. This increase is due to penalties for voluntary early repayment of debt (€2.0 million) as well as non-cash expenses relating to the write-off of financing costs relating to the debt repayment (€4.8 million). The average interest rate also increased from 8.2% to 8.3% per annum.

        Income taxes.    In the second quarter 2002 the Company recorded income tax expense of €8.0 million, compared to an income tax expense of €3.2 million in the first quarter 2002. Despite our operating loss the income tax expense increased mainly due to non deductible interest expense and goodwill amortization as well as withholding taxes on dividends received.

Liquidity and Capital Resources

Cash Flows for the Three Months Ended June 30, 2002 and the Three Months Ended March 31, 2002

        The following table summarizes our cash-flow activity during the three months ended June 30, 2002 and the three months ended March 31, 2002.

	Messer Griesheim Holding AG
	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002
	€ (in millions)	€ (in millions)
Cash flow from operating activities	88.4	85.8
Cash flow from (used in) investing activities	5.1	(21.6)
Cash flow used in financing activities	(174.6)	(37.5)
Cash and cash equivalents, end of period	126.4	214.0

        Cash flow from operating activities.    The cash flows from operating activities increased to €88.4 million from €85.8 million. Operating cash flows in the three months period ended June 30, 2002 reflect a net loss of €18.9 million, consisting of EBIT (earnings before interest and taxes) of €30.1, net of interest and taxes of €41.0 and €8.0, respectively. Operating cash flows in the first quarter of 2002 reflects a net loss of €13.4 million, consisting of EBIT (earnings before interest and taxes) of €25.0 million, net of interest and taxes of €35.2 million and €3.2 million, respectively.

        Cash flow from (used in) investing activities.    The cash flow used in investing activities increased to €5.1 million from €(21.6) million. The increase mainly resulted from increased proceeds from the sale of investments to €27.7 million from €5.3 million.

        Cash flow used in financing activities.    The company used €174.6 million in cash for financing activities during the three-months ended period June 30, 2002. Cash flows for financing activities during the second quarter of 2002 were applied to pay principal and interest payments related to our corporate debt of €126.6 million and €45.5 million, respectively. Cash flows for financing activities during the first quarter of 2002 included interest paid of €30.6 million and principal reductions of corporate debt of €5.1 million.

Contractual Obligations

        The following table summarizes our contractual obligations as of June 30, 2002:

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
	€ (in millions)	€ (in millions)	€ (in millions)	€ (in millions)	€ (in millions)
Contractual Obligations
Long-Term Debt	37.7	84.3	118.2	1,110.1	1,350.3
Capital Lease Obligations(1)	16.7	54.4	59.2	33.2	163.5
Operating Lease Obligations	8.1	15.8	13.9	50.3	88.1
Commitments
Other Long-Term Obligations(2)					32.0
ACIC Joint Ventures(4)					32.0
Financial Guarantees(3)					125.1
Long-Term Purchase Agreements					63.3
Commitments for capital to be funded to equity and cost method investees					21.2

(1)
The capital lease obligations include an interest portion of €29.6 Mio.

(2)
Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €32.0 million at June 30, 2002.

(3)
Financial guarantees mainly include guarantees for leased machinery and equipment at various subsidiaries of €74.4 million, guarantees for at equity consolidated subsidiaries of €25.9 million, and guarantees for third party debt of deconsolidated subsidiaries formerly included in assets available for sale from the divestiture program of €8.0 million.

(4)
Commitments to acquire joint venture interests currently owned by Aventis.

Anticipated Uses/Expenditures and Sources of Funds

        Capital expenditures in our core markets as a percentage of net sales were 7.0% in the six-months period ended June 30, 2002. A core component of our strategy is to reduce Messer Griesheim's historically high levels of capital expenditure.

        We will require funds to meet scheduled debt repayments and to fund the planned acquisition, of the ACIC joint ventures from Aventis as elsewhere stated in this Form 6-K, with a purchase price of €32.0 million plus interest and the assumption of existing debt (approximately €14.0 million at June 30, 2002).

        We had total indebtedness (including finance leases) of €1,484.2 million at June 30, 2002, of which €1,437.5 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had an average rate of interest of approximately 8.3% as of June 30, 2002.

        Messer Griesheim's principal sources of funds have been cash flow from operations and borrowings from banks. We expect that, going forward, we will finance on-going operations and finalize our implementation of our cost-savings measures and information-technology improvements with a combination of existing cash balances and operating cash flows, and available funds from our credit lines. We expect that our other cash requirements will be met through operating cash flows.

        As of June 30, 2002, we had in place unused credit lines totaling €297.0 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

Interest Rate Risk Management

        We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next two and one half years, thus reducing the impact of interest rate changes on future interest expense.

        As of June 30, 2002, approximately 94% of our debt facilities were hedged to comply with the terms of our senior facilities agreement. The remaining 6% of our multicurrency debt facilities have floating rates. With respect to such portion of the debt facilities for each fluctuation in market interest rates of 1%, the interest expense related to such portion of the debt facilities would fluctuate by €0.9 million annually.

Foreign Exchange Risk Management

        We also are exposed to foreign currency exchange risk related to foreign currency denominated assets and liabilities and debt service payments denominated in foreign currencies. We manage foreign currency exchange risk on a group-wide basis using exchange forward contracts. Our current policy with respect to limiting foreign currency exposure is to hedge foreign currency exposures when appropriate.

        For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater "natural hedge" as of June 30, 2002.

        The most significant foreign exchange rate risks exist in Central America, Eastern Europe and China where we produce locally. A portion of our debt serviced by these facilities is in Euros and U.S. dollars. Accordingly, we depend on the stability of currencies in these countries in order to service these debts. The total Euro and US dollar denominated debt in these countries is €31.0 million. The single largest debt is approximately €9.0 million in Poland. An increase or decrease of 10% of the PLN Zloty against the Euro would result in a pretax impact of approximately €1 million on our annual results of operations. If all the currencies in these countries depreciate against the Euro and the U.S. Dollar, a 10% change would impact our consolidated net results by approximately €3 million annually on a pretax basis.

        Our reporting currency is the Euro. The net assets outside the "Euro zone" are subject to currency fluctuations against the Euro. The most volatile currencies are those of Eastern Europe, China, and Central America. Normally, we do not hedge the net assets of foreign subsidiaries. Except for our subsidiary located in Yugoslavia, a hyperinflationary economy, in the event the Euro significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

        The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of June 30, 2002. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At June 30, 2002, our interest rate swaps had remaining terms of two and one half years.

	Contract Notional Amount	Contractual Rates	Fair value June 30, 2002
	(€ equivalent in thousands, except for contractual rates)
	€'000%		€'000
Interest rate cap contracts
Euro	25,565	5.50000	64	(1)
Interest rate swap contracts
Euro	86,573	4.45500	(649)
Euro	220,000	4.69500	(2,876)
Euro	53,350	4.73000	(696)
British pounds sterling	26,882	5.81000	(369)
U.S. dollar	249,492	5.00000	(8,845)
U.S. dollar	1,160	5.00000	(41)
U.S. dollar	24,782	4.96500	(798)
Euro	43,650	4.65250	(519)
Forward interest rate swap contracts
Euro	170,000	4.84500	(51)
U.S. dollar	225,587	5.18500	(86)
	Forward exchange rate
Foreign currency forward contracts
Euro/U.S. dollar	25,065	0.87590	(3,268	)(1)
British pounds sterling/U.S. dollar	1,260	1.52200	6	(1)

(1)
Free standing derivatives, which are marked-to-market through earnings

  Commodity Price Risk

        We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. We currently do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

        The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments that may be subject to error. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

        We are exposed to market risk through our commercial and financial operations as described above. We are implementing a hedging policy to reduce some of these exposures, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk. We do not purchase or sell derivative financial instruments for trading purposes.

Reconciliation to U.S. GAAP

Initial Adoption of Accounting Policies

        Effective July 1, 2001, the Company adopted Statement 141 "Business Combinations" and certain provisions of SFAS 142 "Goodwill and Other Intangible Assets". The Company adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead will be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company has completed the first step of the transitional impairment test. As the result, an indication of impairment exists in reporting units located in North America and Eastern Europe. The second step of the impairment test will be completed by the end of the current fiscal year. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle.

        In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the unaudited interim condensed consolidated financial statements. However, the Company has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Company has also noted that the provisions of SFAS 144 would supersede certain provisions of EITF 87-11 and EITF 90-6 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IAS relating to operations and entities included in the divestiture program would not have occurred.

Main Differences

        Our results as reported under IAS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  •
  allocation of purchase price to assets to be sold,

  •
  amortization of goodwill for periods after December 31, 2001

  •
  restructuring costs,

  •
  transaction costs incurred by our parent on our behalf,

  •
  impairment of long lived assets,

  •
  assembled workforce (intangible asset),

  •
  foreign currency gains and losses on borrowing costs directly attributable to construction,

  •
  provisions for pensions and similar obligations, and

  •
  gains and losses related to financial instruments.

        The significant differences between IAS and U.S. GAAP applicable to the financial statements presented herein are summarized below and further discussed elsewhere in this document.

  Three Months Ended June 30, 2002, Two Months Ended June 30, 2001 and One Month Ended April 30, 2001

        Net loss as reported under IAS was €18.9 million in the three month period ended June 30, 2002 and €11.3 million as reconciled to U.S. GAAP. The main difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to the discontinuation of goodwill amortization under U.S. GAAP upon adoption of SFAS 142.

        In the two month period ended June 30, 2001 and the one month period ended April 30, 2001 the net loss reported under IAS was €14.9 million and €6.8 million, respectively and €15.6 million and €6.8 million as reconciled to U.S. GAAP. The difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to amortization expense and assets to be sold within one year of the date of the acquisition transaction and to the tax effect under U.S. GAAP associated with these adjustments.

  Six Months Ended June 30, 2002, Two Months Ended June 30, 2001 and Four Months Ended April 30, 2001

        Net loss as reported under IAS was €32.3 million in the first six months ended June 30, 2002 and €16.6 million as reconciled to U.S. GAAP. There were reconciling adjustments of €0.6 million in first six months ended June 30, 2002 between IAS and U.S. GAAP relating to assets to be sold within one year of the date of the acquisition transaction. The remaining difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to the discontinuation of goodwill amortization under U.S. GAAP upon adoption of SFAS 142, provisions for pension and similar obligations and the tax effect under U.S. GAAP associated with these adjustments.

        In the two month period ended June 30, 2001 and the four month period ended April 30, 2001 the net loss reported under IAS was €14.9 million and €13.5 million, respectively and €15.6 million and €13.4 million as reconciled to U.S. GAAP. The difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to amortization expense and assets to be sold within one year of the date of the acquisition transaction and to the tax effect under U.S. GAAP associated with these adjustments.

MESSER GRIESHEIM HOLDING AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in € thousands, unless otherwise stated)

		Successor		Predecessor
		Messer Griesheim Holding AG		Messer Griesheim GmbH
	Note	Three Months Ended June 30, 2002	Two Months Ended June 30, 2001	One Month Ended April 30, 2001
Net sales		377,033	265,973	139,313
Cost of sales		(188,794)	(130,097)	(72,545)
Gross profit		188,239	135,876	66,768
Distribution and selling costs		(117,269)	(79,567)	(42,063)
Research and development costs		(2,698)	(2,171)	(1,510)
General and administrative costs		(32,806)	(18,845)	(10,498)
Other operating income		8,801	813	3,986
Other operating expense		(8,627)	(6,118)	(1,409)
Impairment of intangible assets and property, plant and equipment		—	—	(2,356)
Restructuring and reorganization charges	8	(3,718)	(4,258)	(417)
Operating profit		31,922	25,730	12,501
Equity method investments expense, net		(204)	(7,978)	(2,113)
Other investment expense, net		(1,003)	(5,287)	(5,311)
Interest expense, net	4	(41,012)	(24,143)	(11,286)
Changes in fair value of investments in subsidiaries available for sale	9	186	1,234	—
Other financial income (expense), net		1,859	(1,888)	457
Non-operating expense		(40,174)	(38,062)	(18,253)
Loss before income taxes and minority interests		(8,252)	(12,332)	(5,752)
Income tax expense, net	10	(7,978)	(858)	(941)
Loss before minority interests		(16,230)	(13,190)	(6,693)
Minority interests, net of income taxes		(2,627)	(1,712)	(112)
Net loss		(18,857)	(14,902)	(6,805)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in € thousands, unless otherwise stated)

		Successor		Predecessor
		Messer Griesheim Holding AG		Messer Griesheim GmbH
	Note	Six Months Ended June 30, 2002	Two Months Ended June 30, 2001	Four Months Ended April 30, 2001
Net sales		763,453	265,973	574,463
Cost of sales		(380,424)	(130,097)	(293,414)
Gross profit		383,029	135,876	281,049
Distribution and selling costs		(238,523)	(79,567)	(177,182)
Research and development costs		(6,485)	(2,171)	(6,599)
General and administrative costs		(67,778)	(18,845)	(45,027)
Other operating income		15,437	813	10,242
Other operating expense		(21,497)	(6,118)	(11,133)
Impairment of intangible assets and property, plant and equipment		—	—	(2,356)
Restructuring and reorganization charges	8	(4,126)	(4,258)	(2,540)
Operating profit		60,057	25,730	46,454
Equity method investments expense, net		(214)	(7,978)	(5,106)
Other investment expense, net		(694)	(5,287)	(4,544)
Interest expense, net	4	(76,246)	(24,143)	(36,364)
Changes in fair value of investments in subsidiaries available for sale	9	(506)	1,234	—
Other financial income (expense), net		1,639	(1,888)	(6,990)
Non-operating expense		(76,021)	(38,062)	(53,004)
Loss before income taxes and minority interests		(15,964)	(12,332)	(6,550)
Income tax expense (net)	10	(11,224)	(858)	(4,813)
Loss before minority interests		(27,188)	(13,190)	(11,363)
Minority interests, net of income taxes		(5,063)	(1,712)	(2,135)
Net loss		(32,251)	(14,902)	(13,498)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in € thousands, unless otherwise stated)

	Note	As of June 30, 2002	As of December 31, 2001
Assets
Intangible assets		817,725	852,809
Property, plant and equipment		1,544,865	1,697,679
Equity method investments		18,241	19,186
Cost method and other investments		55,871	59,347
Deferred tax assets		5,666	4,546
Other long-term receivables, net and other assets	11	36,397	43,081
Non-current assets		2,478,765	2,676,648
Inventories	12	84,992	80,098
Trade accounts receivable, net		287,822	290,743
Investments in subsidiaries available for sale	9	17,771	42,183
Other receivables and other assets		53,775	71,796
Cash and cash equivalents	13	126,386	188,018
Current assets		570,746	672,838
Total assets		3,049,511	3,349,486
Stockholders` equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(101,782)	(69,531)
Cumulative other comprehensive income (loss)		(65,764)	5,740
Stockholders` equity		799,634	903,389
Minority interests		83,343	88,138
Provisions for pensions and similar obligations		168,067	166,356
Other provisions		55,455	53,344
Corporate debt, less current portion	4	1,375,797	1,540,312
Deferred tax liabilities		134,194	135,933
Other liabilities		27,878	25,353
Non-current liabilities		1,761,391	1,921,298
Other provisions		138,775	159,215
Corporate debt	4	36,431	40,927
Trade accounts payable		110,788	118,344
Miscellaneous liabilities		119,149	118,175
Current liabilities		405,143	436,661
Total stockholders` equity and liabilities		3,049,511	3,349,486

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
(Amounts in € thousands, unless otherwise stated)

Predecessor

				Other comprehensive income
						Cumulative other comprehensive income
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Hedging reserve	Translation reserve		Total Stockholders' Equity
Balance as of December 31, 2000	276,098	158,386	(80,164)	—	84,204	84,204	438,524
IAS 39 transition adjustment	—	—	335	—	—	—	335
Net loss	—	—	(13,498)	—	—	—	(13,498)
Translation adjustment	—	—	—	—	3,522	3,522	3,522

Balance as of April 30, 2001	276,098	158,386	(93,327)	—	87,726	87,726	428,883

Successor

				Other comprehensive income
						Cumulative other comprehensive income (loss)
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Hedging reserve	Translation reserve		Total Stockholders' Equity
Balance as of May 01, 2001	90	967,090	—	—	—	—	967,180
Change in fair value of derivatives	—	—	—	712	—	712	712
Net loss	—	—	(14,902)	—	—	—	(14,902)
Translation adjustment	—	—	—	—	20,987	20,987	20,987
Balance as of June 30, 2001	90	967,090	(14,902)	712	20,987	21,699	973,977
Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389
Change in fair value of derivatives	—	—	—	607	—	607	607
Net loss	—	—	(32,251)	—	—	—	(32,251)
Translation adjustment	—	—	—	—	(72,111)	(72,111)	(72,111)
Balance as of June 30, 2002	90	967,090	(101,782)	(8,592)	(57,172)	(65,764)	799,634

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in € thousands, unless otherwise stated)

	Successor		Predecessor
	Messer Griesheim Holding AG		Messer Griesheim GmbH
	Six Months Ended June 30, 2002	Two Months Ended June 30, 2001	Four Months Ended April 30, 2001
Losses before income taxes and minority interests	(15,964)	(12,332)	(6,550)
Income taxes (paid) refunded	(11,885)	(3,498)	6,964
Depreciation and amortization of property, plant and equipment and intangible assets	131,914	39,416	76,923
Changes in fair value of investments in subsidiaries available for sale	506	(1,234)	—
Write-down of investments	1,323	—	—
(Gain) / losses on disposals of property, plant and equipment and investments	1,979	—	7,186
Unrealized exchange gains	(14,077)	—	—
Non-cash changes in equity method investments	214	18,961	(5,106)
Interest expense, net	76,246	24,143	36,364
Other financial (income) expense, net	(1,639)	1,888	6,990
Changes in inventories	(7,351)	3,340	(10,474)
Changes in receivables and other assets	16,555	35,501	(25,464)
Changes in provisions	(17,784)	(25,951)	(68,752)
Changes in accounts payable and other liabilities	14,132	(7,894)	(26,991)
Cash flow from (used in) operating activities	174,169	72,340	(8,910)
Purchases of property plant and equipment and intangible assets	(49,997)	(29,062)	(49,467)
Purchases of investments and loans to related parties	(3,142)	(37,233)	(35,429)
Investments in subsidiaries available for sale for extinguishment of debt	(5,653)	—	—
Proceeds from the sales of property plant and equipment and intangible assets	3,124	15,316	68
Proceeds from the sales of investments	32,962	59	13,746
Interest received	6,240	1,301	5,086
Cash flow used in investing activities	(16,466)	(49,619)	(65,996)
Capital contribution	—	30	66,962
Net proceeds from additions to non-current corporate debt	—	448,480	118,656
Repayments of non-current corporate debt	(129,339)	—	—
Net (repayment of) proceeds from current corporate debt	(2,337)	(545,986)	133,407
Dividends paid to minority interest	(5,947)	—	(4,012)
Interest paid	(76,105)	(25,444)	(60,469)
Other financial income (expenses), net	1,639	(1,888)	(6,990)
Cash flow from (used in) financing activities	(212,089)	(124,808)	247,554
Cash flow from (used in) operating, investing and financing activities	(54,386)	(102,087)	172,648
Effect of exchange rate changes on cash and cash equivalents	(7,246)	670	3,522
Cash from investments in subsidiaries available for sale	—	(14,812)	—
Changes in cash and cash equivalents	(61,632)	(116,229)	176,170
Cash and cash equivalents
at beginning of reporting period	188,018	226,573	50,403
at end of reporting period	126,386	110,344	226,573
Supplemental cash flow information:
Non-cash financing activities
Fair value of assets acquired in acquisitions, other than cash(1)	—	2,732,025	—
Fair value of liabilities assumed	—	2,734,628	—
Increase in stockholders' equity	—	967,180	—

(1)
Cash and cash equivalents existing as of April 30, 2001 in the Predecessor financial statements is reflected as cash and cash equivalents at the beginning of the period. No other cash was transferred at the time of acquisition (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in € thousands, unless otherwise stated)

1.    Background and basis of presentation

        Messer Griesheim Holding AG ("the Company" or "Successor") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare and high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. Messer Griesheim Group GmbH & Co. KGaA owns 100% of the shares of Messer Griesheim Holding AG, 33.33% of which is owned directly and 66.67% which is owned through its wholly owned Diogenes 20.Vermögensverwaltung GmbH.

        The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") as adopted by the International Accounting Standards Board and include the accounts of all companies which it controls (collectively, "the Messer Group", "Messer" or "Messer Griesheim GmbH" or the "Group").

        The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH ("Predecessor"). As of December 31, 2000, the Successor had net assets aggregating €44.9, represented by current assets of €50.7 and current liabilities of €5.8. As discussed in note 3, the Predecessor was re-capitalized to effect the acquisition transactions which have been accounted for at fair value. Accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group's financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in notes 4 and 9, respectively.

        The unaudited interim condensed consolidated financial statements include, in the opinion of management, all adjustments of a normal, recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IAS have been condensed or omitted. These unaudited interim condensed consolidated financial statements have been prepared using accounting principles consistent with those we apply in the preparation of our annual financial statements and should, therefore, be read in conjunction with the successors's December 31, 2001 consolidated financial statements and notes thereto. The results of operations for the interim 2002 periods presented are not necessarily indicative of the operating results to be expected for the full year.

        The preparation of unaudited interim condensed consolidated financial statements in conformity with IAS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain reclassifications have been made to the financial statement presentation of prior periods to conform such presentation to the current period presentation.

2.    New IAS accounting standards

        The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group's financial position or results of operations.

        In 1998 the IASC issued IAS 39 "Financial Instruments: Recognition and Measurement". IAS 39 was effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, which is net of deferred taxes totaling €223, reported in other comprehensive income.

        In 2000 the IASC issued IAS 40 "Investment Property". IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous standard set forth in IAS 25 "Accounting for Investments". Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

        In 2000 the IASC revised IAS 19 "Employee Benefits". IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements. The standard prescribes the accounting and disclosure by employers for employee benefits, post employment benefits, other long-term employee benefits, termination benefits and equity compensation benefits.

3.    Acquisition transactions

        On December 31, 2000, Aventis S.A. (parent company to Hoechst AG ("Hoechst")) entered into an agreement with Allianz Capital Partners ("ACP") and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the "GS Funds"), regarding the purchase of Hoechst's shares in Messer Griesheim. The transaction was consummated on April 30, 2001.

        In order to facilitate the purchase of Hoechst's shares in Messer Griesheim by ACP and the GS Funds, Hoechst transferred its 66 2/3% share interest in Messer Griesheim to the Company. On April 30, 2001 Messer Industrie GmbH ("MIG") transferred its 33 1/3% equity interest in Messer Griesheim to the Company for nominal cash and a 33 1/3% equity interest in the Company. As explained in the following paragraph, the Company was then immediately acquired by Messer Griesheim Group GmbH.

        ACP and the GS funds formed a new company, Messer Griesheim Group GmbH & Co KGaA. On April 30, 2001, through Messer Griesheim Group GmbH & Co KGaA, ACP and the GS Funds acquired Hoechst's share of the Company for €618 million, payable in cash (€388 million) and deferred notes (€230 million). The €230 million note is due from Messer Griesheim Group GmbH & Co KGaA on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds (€300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH & Co KGaA upon the occurrence of certain events at a nominal conversion price. In addition, MIG transferred its share in the Company for a 32.67% share in Messer Griesheim Group GmbH & Co KGaA and cash of €33.2 million. MIG is also entitled to receive additional cash consideration of up to €35.8 million upon the occurrence of certain events. As a result of the foregoing transactions, the Company was 100%

owned by Messer Griesheim Group GmbH & Co KGaA, which in turn was owned by ACP (33.665%), the GS Funds (collectively 33.665%) and Messer Industrie GmbH (32.67%) at April 30, 2001.

        Also as a result of the foregoing transactions, the Company owns 100% of Messer Griesheim.

        The foregoing transactions have been accounted for in a manner similar to an acquisition of Messer Griesheim. Accordingly, the purchase consideration for the acquisition transaction has been allocated to the assets acquired and liabilities assumed as of April 30, 2001, the date of consummation of the acquisition transactions, based on their estimated fair values.

        As part of the business combination agreement, Hoechst and Messer Griesheim Group GmbH & Co. KGaA received a "call" option and a "counter-call" option, respectively, on 66 2/3% of the shares of the Company. During January 2002, a subsidiary of Hoechst exercised its "call" option to acquire the 66 2/3% of the Company for a promissory note in the amount equal to the purchase price paid by Messer Griesheim Group GmbH & Co. KGaA for its interest in the Company. Messer Griesheim Group GmbH & Co. KGaA subsequently exercised its "counter-call" option to acquire the Hoechst subsidiary (and re-acquire indirectly the shares of the Company) for a nominal amount. The "call" and "counter-call" provisions were included as part of the business combination agreement to meet German tax planning requirements of Hoechst.

        The purchase price allocation resulted in goodwill amounting to €581.3 million as of April 30, 2001. Goodwill represents the excess of the cost of the acquisition transactions over the fair value of the assets acquired and liabilities assumed. Goodwill arising from acquisition transactions is being amortized on a straight-line basis over an estimated useful life of twenty years. The cost of acquisition may be adjusted pending resolution of certain contingencies.

4.    Financing transactions

Refinancing transactions

        Pursuant to the debt covenants, a substantial portion of Messer Griesheim's existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see note 3). As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€ 1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

        The amounts borrowed under the senior facilities agreement (€1,160.0 million) and under the mezzanine bridge facility (€400.0 million) were used, in part, to repay Messer Griesheim's existing debt obligations of €1,303.0 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating €19.1 million have been reflected as part of the purchase accounting adjustments. No part of the existing debt or the refinanced debt was used to finance the acquisition transactions. Refinancing costs of €90.0 million were capitalized, and are being amortized over the period of maturities of the borrowings and principal reductions using the effective interest rate method.

        The senior facilities agreement contains certain covenants that require Messer Griesheim, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of Messer Griesheim and its consolidated subsidiaries by at least €255.0 million by April 2003.

Senior Notes

        On May 16, 2001, the Company issued €550.0 million principal amount of 10.375% Senior Notes maturing on June 1, 2011. At any time prior to June 1, 2006, the Company may redeem all but not part of the Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company may redeem all or part of the Senior Notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company may redeem up to 35% of the Senior Notes with the proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the principal amount of the Senior Notes redeemed.

        The proceeds from these Senior Notes have been used by the Company to make an inter-company loan to Messer Griesheim. Messer Griesheim used the inter-company loan to extinguish the mezzanine bridge facility of €400.0 million, prepay €115.0 million principal of the outstanding term borrowings under the senior facilities agreement, and the balance of €35.0 million for general corporate purposes. The issuance cost of the Senior Notes of €14.4 million has been capitalized and is being amortized over the period to maturity and principal reductions under the effective interest rate method. The Company is dependent upon the payments it receives under the inter-company loan to make interest and repayments on the Senior Notes. The claims of the Company under the inter-company loan are subordinated to the claims of the lenders under the senior facilities. Payments on the inter-company loan are not permitted in certain cases involving payment and non-payment defaults under the senior facilities.

        The aggregate facilities, outstanding amounts borrowed as of June 30, 2002 and the maturity profile is given below:

Description	Interest rate		Available amount		Amounts outstanding	Maturity date(8)
			(in € millions)		(in € millions)
€300 Million Senior Term A facility(4)(5)(7)	5.68%	(2)	253.6	(1)	253.6	April 20, 2008
€170 Million Senior Term B facility(4)	6.16%	(2)	167.6		167.6	April 30, 2009
$124 Million Senior Term B facility(4)	4.78%	(2)	123.2	(1)	123.2	April 30, 2009
€115 Million Senior Term C facility(4)	6.66%	(2)	52.4		52.4	April 30, 2010
$162 Million Senior Term C facility(4)(7)	5.24%	(2)	161.5	(1)	161.5	April 30, 2010
€260 Million Senior Revolving facility I	—		255.5	(3)	—	March 31, 2008
€50 Million Senior Revolving facility II	—		41.5	(6)	—	March 31, 2008
Senior Notes	10.375%		550.0		550.0	June 1, 2011
Other existing debt(7)	5.84%		175.9		175.9

					1,484.2
Unamortized debt issuance costs					(72.0)

Total			1,781.2		1,412.2

(1)
U.S. Dollar (US-$) amounts under the facility have been converted into EURO at the rate of €1 = US-$ 0.9974, British Pound (GBP) amounts at the rate of €1 = GBP 0.6495, the exchange rates at June 30, 2002.

(2)
Variable interest rates as of June 30, 2002.

(3)
€4.5 million drawn as guarantee.

(4)
The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5)
Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6)
€8.5 million drawn as guarantee.

(7)
Interest rate is a weighted rate.

(8)
The Company is required to use 75% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans.

Interest expense and interest swap agreements

        Interest expense for the three month period ended June 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001 was €44.1 million, €25.4 million and €12.4 million, respectively. Interest expense for the three month period ended June 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001, included amortization of capitalized debt issuance costs of €7.5 million, €12.1 million and €0.0 million, respectively.

        Interest expense for the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001 was €82.5 million, €25.4 million and €41.5, respectively. Interest expense for the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, included amortization of capitalized debt issuance costs of €10.3 million, €12.1 million and €0.0 million, respectively.

        The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately, €680.2 million of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of June 30, 2002. Due to the refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75% of the Group's total debt is hedged. Had the Company not entered into interest swap agreements, the interest expense would have been reduced by €6.9 million in the six month period ended June 30, 2002 and €3.6 million in the three month period ended June 30, 2002.

Pledges

        In connection with the refinancing program, the Company has given several pledges to the lenders of the senior facilities. Substantially all of the assets of the Group are pledged as collateral.

        In addition, the lenders of the senior facilities have obtained irrevocable and unconditional guarantees from certain subsidiaries of the Company. These guarantees will remain outstanding until the repayment of the Senior Facilities.

        Additionally, in connection with the refinancing program, Messer Griesheim Holding AG has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Griesheim Holding AG has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company's shares of Messer Griesheim, the Company will release its claims for payment of the inter-company loan. If the Company is ever required to release its claims for repayment of the inter-company loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the inter-company loan is effectively subordinated to all existing and future debt of Messer Griesheim's subsidiaries.

5.    Singapore transactions

        As a precondition to the acquisition transactions, the Group was required to limit its exposure to its Singapore investments. On April 30, 2001, the Group transferred its 100% interest in Messer Singapore Pte. Ltd. and its 50% interest in Singapore Syngas Pte. Limited ("Syngas") to Messer Singapore Holding GmbH. The Group has a non controlling 39% equity interest in Messer Singapore Holding GmbH. The other shareholders are Hoechst AG (39%), Bandinelli GmbH, a special purpose company owned by MIG (11%), and members of the Group's senior management (11%). On June 20, 2001, Texaco Nederland B.V. ("Texaco") transferred half of its 50% interest in Syngas to Messer Singapore Holding GmbH. As a result of these transactions, Messer Griesheim holds an indirect 29.25% interest in Syngas through its equity interest in Messer Singapore Holding GmbH.

        Concurrently with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans have been allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders' agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of Messer Griesheim to its Singapore operations since September 1, 2000. Under the shareholders' agreement, the Group's funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) are limited to €92.0 million. Messer Griesheim received from Hoechst a €26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese Singapore Pte Ltd ("Celanese") and Texaco as described below. Further, as of May 1, 2001, the Successor's obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst. Accordingly, Messer Griesheim's remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were €63.2 million as of April 30, 2001 and €13.7 million as of June 30, 2002.

        In March 2001, Texaco and Messer Griesheim entered into settlement arrangements with Celanese which settled the claims of Celanese under the completion guarantee provided by Messer Griesheim, and amended the existing gas supply agreement between Syngas and Celanese. These amendments and modifications involved, among other things, cash payments by Messer Griesheim to Celanese, the liability for which is included in the overall allocation of Syngas exposures of one-third to Messer Griesheim and two-thirds to Hoechst. The settlement amount allocated to and paid by Messer Griesheim was €28.6 million, of which €19.8 million was financed by Hoechst as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. The repayment claim against Messer Griesheim for this financing was waived by Hoechst on April 30, 2001.

        In conjunction with the Celanese settlement Messer Griesheim and Texaco modified their put option. The original put-option agreement gave Texaco an option to sell 25% of the shares in Syngas to Messer Griesheim. Under the modified put-option agreement, Messer Griesheim purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco's remaining 25% equity interest in Syngas and related funding obligations. Messer Griesheim paid a purchase price of €17.2 million for the loans. Of that amount, Hoechst loaned €11.3 million to Messer Griesheim as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. In exchange, Texaco agreed that Hoechst can require Texaco to exercise the put option with respect to 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of US-$1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH. As a result of the change in ownership that occurred when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities, which became due on June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

        During December 2001 Messer Griesheim transferred its 39% interest in Messer Singapore Holding to Messer International GmbH, a wholly owned subsidiary of Messer Griesheim GmbH.

        In February 2002, Aventis, Messer Griesheim and Messer Singapore Holding reached an agreement with Celanese and Celanese Singapore (Pte) Ltd. in which Messer Singapore Holding agreed to pay US$12.5 million to Celanese Singapore on settlement of a prior agreement requiring Messer Griesheim to pay Celanese certain concession fees. One third of the US-$12.5 million was applied towards the €92.0 million funding limit by Messer Griesheim to the Singapore operations.

6.    Divestment of Cuban subsidiaries

        As a precondition to the consummation of the acquisition transactions, on April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was €7.8 million, of which €1.3 million was paid in cash and the remainder by an unsecured note in the principal amount of €6.5 million, which matures in 2006 and accrues interest at the rate of 5.5% per year.

7.    Segment information

        The accounting policies utilized for the reporting of interim segment information are the same as those described in the Group's annual consolidated financial statements.

        a) The following tables present selected segment data as of and for the three months ended June 30, 2002 and two months ended June 30, 2001 and one month ended April 30, 2001.

Profit and loss segment disclosures

Successor Three months ended June 30, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	170,286	71,427	58,133	87,458	14,132	2,671	404,107
Inter-segment sales	14,282	6,305	4,032	265	163	2,027	27,074

Net sales	156,004	65,122	54,101	87,193	13,969	644	377,033

Operating profit (loss)	26,461	2,744	7,103	6,227	2,252	(12,865)	31,922
Depreciation and amortization of intangibles and property, plant and equipment	20,598	11,844	8,652	18,420	2,051	1,594	63,159
Interest income	15	101	902	313	261	1,533	3,125
Interest (expense)	(2,585)	(40)	(1,054)	(3,847)	(464)	(36,147)	(44,137)
Equity method investments income (expense), net	163	—	—	(367)	—	—	(204)
Income tax benefit (expense)	(10,566)	(1,139)	(1,177)	(1,983)	(439)	7,326	(7,978)

*includes Latin America and Africa/Asia

Successor Two months ended June 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	111,355	48,110	39,839	70,487	16,056	96	285,943
Inter-segment sales	13,074	1,065	4,078	2,377	92	(716)	19,970

Net sales	98,281	47,045	35,761	68,110	15,964	812	265,973

Operating profit (loss)	17,327	4,645	7,445	4,353	6,290	(14,330)	25,730
Depreciation and amortization of intangibles and property, plant and equipment	14,005	5,448	5,198	11,809	2,314	642	39,416
Interest income	200	81	308	—	177	535	1,301
Interest (expense)	(279)	(722)	(232)	(6,419)	(6,740)	(11,052)	(25,444)
Equity method investments income (expense), net	—	—	—	12	(7,990)	—	(7,978)
Income tax benefit (expense). 5,951	(1,252)	(1,039)	1,041	(70)	(5,489)	(858)

*includes Latin America and Africa/Asia

Predecessor One month ended April 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	55,245	22,751	17,351	33,240	15,407	839	144,833
Inter-segment sales	3,279	1,301	396	70	308	166	5,520

Net sales	51,966	21,450	16,955	33,170	15,099	673	139,313

Operating profit (loss)	17,796	1,520	2,421	1,649	(980)	(9,905)	12,501
Depreciation, amortization and impairment of intangibles and property, plant and equipment	4,355	2,414	2,800	5,651	3,137	2,723	21,080
thereof impairment losses	2,356	—	—	—	—	—	2,356
Interest income	—	—	245	—	282	630	1,157
Interest (expense)	(809)	(520)	(456)	—	—	(10,658)	(12,443)
Equity method investments income (expense), net	—	—	—	—	(2,113)	—	(2,113)
Income tax benefit (expense)	(17,249)	368	(300)	4,259	(1,946)	13,927	(941)

*includes Latin America and Africa/Asia

        b) The following tables present selected segment data as of and for the six months ended June 30, 2002 and two months ended June 30, 2001 and four months ended April 30, 2001.

Profit and loss segment disclosures

Successor Six months ended June 30, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	340,345	142,116	117,643	181,380	28,328	5,602	815,414
Inter-segment sales	26,894	10,814	9,567	534	263	3,889	51,961

Net sales	313,451	131,302	108,076	180,846	28,065	1,713	763,453

Operating profit (loss)	50,775	4,871	14,363	10,941	4,629	(25,522)	60,057
Depreciation and amortization of intangibles and property, plant and equipment	43,528	24,002	17,890	38,824	4,362	3,308	131,914
Interest income	15	124	1,933	662	421	3,085	6,240
Interest (expense)	(3,325)	(604)	(1,436)	(10,702)	(1,046)	(65,373)	(82,486)
Equity method investments income (expense), net	465	—	—	(679)	—	—	(214)
Income tax benefit (expense)	(20,075)	(1,612)	(2,764)	(2,066)	(706)	15,999	(11,224)

*includes Latin America and Africa/Asia

Successor Two months ended June 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	111,355	48,110	39,839	70,487	16,056	96	285,943
Inter-segment sales	13,074	1,065	4,078	2,377	92	(716)	19,970

Net sales	98,281	47,045	35,761	68,110	15,964	812	265,973

Operating profit (loss)	17,327	4,645	7,445	4,353	6,290	(14,330)	25,730
Depreciation, amortization and impairment of intangibles and property, plant and equipment	14,005	5,448	5,198	11,809	2,314	642	39,416
thereof impairment losses	—	—	—	—	—	—	—
Interest income	200	81	308	—	177	535	1,301
Interest (expense)	(279)	(722)	(232)	(6,419)	(6,740)	(11,052)	(25,444)
Equity method investments income (expense), net	—	—	—	12	(7,990)	—	(7,978)
Income tax benefit (expense)	5,951	(1,252)	(1,039)	1,041	(70)	(5,489)	(858)

*includes Latin America and Africa/Asia

Predecessor Four months ended April 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	241,280	91,423	74,802	131,785	62,102	2,003	603,395
Inter-segment sales	16,173	5,813	4,357	125	1,554	910	28,932

Net sales	225,107	85,610	70,445	131,660	60,548	1,093	574,463

Operating profit (loss)	50,314	5,871	9,197	7,446	(5,072)	(21,302)	46,454
Depreciation, amortization and impairment of intangibles and property, plant and equipment	16,072	11,119	9,858	22,729	14,336	2,809	76,923
thereof impairment losses	2,356	—	—	—	—	—	2,356
Interest income	—	75	959	384	613	3,055	5,086
Interest (expense)	(2,558)	(1,781)	(1,691)	(6,891)	(5,517)	(23,012)	(41,450)
Equity method investments income (expense), net	—	—	—	—	(5,106)	—	(5,106)
Income tax benefit (expense)	(29,398)	(1,229)	(1,807)	3,756	(2,600)	26,465	(4,813)

*includes Latin America and Africa/Asia

Balance sheet segment disclosures

Successor June 30, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Operating assets	986,403	446,686	408,931	675,645	104,833	175,964	2,798,462
Operating liabilities	182,998	60,746	38,457	55,031	9,743	175,899	522,874

*includes Latin America and Africa/Asia

Successor December 31, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Operating assets	1,226,126	437,976	393,116	785,652	122,540	18,425	2,983,835
Operating liabilities	175,451	64,805	40,651	61,707	12,236	168,054	522,904

*includes Latin America and Africa/Asia

        The column reconciliation/corporate primarily includes income and expenses as well as assets and liabilities related to corporate items that are included separately within the Group, which are not allocated to the segments.

        Segment operating assets are defined as total assets excluding investments, deposits, certain receivables and deferred tax assets. Segment operating liabilities are defined as total liabilities excluding deferred tax liabilities, certain provisions, derivative financial instruments, minority interests, corporate debt and taxes payable.

8.    Restructuring and reorganization charges

        During fiscal 2000 as a direct result of the anticipated changes in the Group's ownership, the Group has realigned itself and was planning to exit from the Asian, African and Latin American markets.

        As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of Messer Griesheim, based in Europe, for involuntarily termination of their employment. The Group announced the main features of the plan to its employees subsequent to March 31, 2001 but prior to the acquisition transactions.

        In May 2001, the Company finalized the terms of the restructuring plan and recognized restructuring provisions aggregating €13,562 as part of the purchase price allocation which meets the criteria of IAS 22 "Business Combinations".

        The Group recorded total restructuring and reorganization charges of €3,718, €4,258 and €417 during the three month period ended June 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001, respectively. For the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001 the Group recorded restructuring charges of €4,126, €4,258 and €2,540, respectively.

        Restructuring and reorganization charges in 2002 mainly relate to severance costs for the operations in the U.K. and Germany. For 2001 restructuring and reorganization charges mainly consist of charges relating to the group's corporate function.

9.    Divestiture program

a) Investments in subsidiaries available for sale

        As described in note 3, a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intended to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

        As further described in note 3, the acquisition transaction was accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

        The assets and operations included in the divestiture program included certain subsidiaries, and net assets comprising other operations. Management expects to divest of all of these assets and operations by no later than the end of calendar year 2002 (except its investments in China and Central America). The subsidiaries and net assets included in the divestiture program are being accounted for in the following manner:

        Subsidiaries expected to be sold within twelve months from the date of the acquisition transactions (i.e., by no later than April 30, 2002) are not consolidated, as control is intended to be temporary. As of June 30, 2002, the sale of the remaining subsidiaries in Indonesia and Peru has not yet been consummated. The Group's interests in such subsidiaries are classified as financial instruments and are reflected in the Group's balance sheet at their estimated fair value in current assets, under the caption: "Investments in subsidiaries available for sale". Current period changes in the estimated fair value of such subsidiaries resulting from operating results are reflected in the consolidated statements of operations under the caption: "Changes in fair value of subsidiaries available for sale".

        Subsidiaries expected to be sold beyond April 30, 2002, as well as the net assets of other operations held for sale, are consolidated.

        As of June 30, 2002 and December 31, 2001, the Group has determined the fair value of the investments in subsidiaries available for sale to be approximately €17,771 and €42,183. This amount is comprised of the following:

	June 30, 2002	December 31, 2001
Net assets of investments in subsidiaries available for sale	14,252	41,623
Advances to subsidiaries (net of impairment)	3,519	7,760
Provision for obligations	—	(7,200)

Total	17,771	42,183

        Set forth below is summarized financial information relating to the net assets of the subsidiaries which are classified as "investments in subsidiaries available for sale" as of June 30, 2002 and December 31, 2001:

	June 30, 2002	December 31, 2001
Current assets	14,189	42,960
Non-current assets	62,408	220,607

Total assets	76,597	263,567

Current liabilities	7,109	90,486
Non-current liabilities	55,236	131,458

Total liabilities	62,345	221,944

Total net assets	14,252	41,623

        In connection with the funding of the working capital of non-consolidated subsidiaries available for sale, Messer Griesheim has entered into credit agreements with several of its subsidiaries, with a total of €3,519 and €7,760 outstanding as of June 30, 2002 and December 31, 2001, respectively. The interest rate on these credit agreements is 7.67% and 5.77% respectively, excluding those facilities that are interest free. The interest free facilities were extended to Messer Trinidad & Tobago, Messer Peru and Messer Argentina. None of the facilities extended by Messer Griesheim have stated maturity dates, except the loan to Messer Trinidad & Tobago, which has been repaid in May 2002. In addition to the credit agreements provided to several subsidiaries for working capital, Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary's debt as part of the divestiture program.

        During the six month period ended June 30, 2002, pursuant to its divestiture program, the group completed the following disposals of its business activities:

b) Recent Divestitures

Divestiture of Messer Gases S.A. in Venezuela

        In February, 2002 the Group sold all of the outstanding shares of Messer Gases S.A. in Venezuela to Air Liquide. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

Divestiture of Nitrogen services business in the U.K.

        In March 2002 the Group sold all assets as well as the existing customer contracts and contacts of the Nitrogen service business in the U.K. to Weatherford U.K. Ltd. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

Divestiture of the Company's activities in Egypt

        In April 2002 the Group sold all shares of Messer Egypt S.A.E, Messer Gases Suez S.A.E and Messer Gases Dekheila S.A.E in Egypt to Air Liquide. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

Divestiture of the Company's activities in Trinidad & Tobago

        In May 2002 the Group sold all shares of Messer Trinidad & Tobago Ltd. and Neal and Massy Gas Products, Ltd. in Trinidad & Tobago to Air Liquide. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

c) Change in fair value of investments in subsidiaries available for sale

        During the six month period ended June 30, 2002, the three month period ended June 30, 2002 and the two month period ended June 30, 2001 changes in the estimated fair value of investments in subsidiaries available for sale amounted to a profit (loss) of €(506), €186 and €1,234, respectively, which have been reflected as "changes in fair value of subsidiaries available for sale" in the unaudited interim condensed consolidated statement of operations.

d) Other subsidiaries included in the divestiture program

        The Group continues to consolidate in its financial statements the subsidiaries included in the divestiture program which are expected to be sold subsequent to April 30, 2002 (see note 19 "Reconciliation to U.S. GAAP" for a discussion of SFAS 144). These operations are reflected in the "Others" segment in the Successor's financial statements. Summarized condensed financial information related to these subsidiaries and net assets at June 30, 2002 and December 31, 2001 is set forth below:

	June 30, 2002	December 31, 2001
Balance Sheet:
Current assets of other operations held for sale	27,938	38,091
Non-current assets of other operations held for sale	88,306	100,686

Total assets	116,244	138,777

Current liabilities of other operations held for sale	22,483	30,946
Non-current liabilities of other operations held for sale	11,553	13,221

Total liabilities	34,036	44,167

	Three months ended June 30, 2002	Six months ended June 30, 2002	Two months ended June 30, 2001
Results of operations, included in consolidated totals:
Net sales	13,915	28,065	17,599
Cost of sales	(7,864)	(16,161)	(10,287)
Other expenses (net)	(4,152)	(7,901)	(6,899)
Income tax expense	(439)	(706)	(70)

Net income	1,460	3,297	343

	Three months ended June 30, 2002	Six months ended June 30, 2002	Two months ended June 30, 2001
Cash inflows (outflows) from:
Operating activities	4,160	8,990	461
Investing activities	243	(2,193)	(753)
Financing activities	(5,681)	(7,832)	(6,476)

Net cash outflow	(1,278)	(1,035)	(6,768)

        Results of operations for all subsidiaries and net assets included in the divestiture program for all periods prior to the acquisition transactions are included in the consolidated totals in the Company's consolidated financial statements. Summarized condensed results of operations related to such subsidiaries and net assets are set forth below:

	One month Ended April 30, 2001	Four months ended April 30, 2001
Net sales	19,913	84,793
Cost of sales	(21,770)	(64,541)
Gains (Losses) of investments accounted for under the equity method of accounting	2,494	(499)
Other income (expenses) (net)	1,386	(36,824)
Income tax income (expense)	44	(440)

Net Income (loss)	2,067	(17,511)

10.  Income taxes

        For 2001 and 2002 the combined federal corporation income tax rate is 26.38%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 40% for 2001 and 2002.

        For the three month period ended June, 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001 the Group recorded income tax expense of €7,978, €858 and €941, compared with an expected benefit based on the combined income tax rate of €3,301, €3,253, and €2,301, respectively. The difference is mainly due to nondeductible goodwill amortization, other nondeductible expenses for tax purposes and withholding tax on dividends received.

        For the six month period ended June 30, 2002, the Group recorded income tax expense totalling €11,224 compared with an expected tax benefit based on the combined income tax rate of €6,385. For the two month period ended June 30, 2001 and the four month period ended April 30, 2001 the Group recorded income tax expense of €858 and €4,813, compared with an income tax benefit based on the combined income tax ratio totaling €3,253 and €2,620 respectively. The difference is mainly due to nondeductible goodwill amortization, nondeductible interest and other nondeductible expenses for tax purposes.

11.  Other long-term receivables, net and other assets

        The Company provided cash collateral for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non current other assets. As of June 30, 2002 and December 31, 2001, the cash collateral balances were approximately €16.1 million and €28.3 million, respectively.

12.  Inventories

        Inventories consist of the following:

	June 30, 2002	December 31, 2001
Raw materials and supplies	23,903	20,657
Work in progress	24,259	21,996
Finished goods and merchandise	36,830	37,445

Total	84,992	80,098

13.  Cash and cash equivalents

        The Company defines cash and cash equivalents as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalents include unrestricted cash balances at subsidiaries in foreign jurisdictions where those amounts cannot easily be transferred. These unrestricted cash balances amounted to approximately €52.5 million and €56.5 million, as of June 30, 2002 and December 31, 2001, respectively.

14.  Commitments and contingencies

Financial guarantees

        The Group has provided financial guarantees totaling €125.1 million at June 30, 2002 and €206.7 million at December 31, 2001, respectively. These guarantees include guarantees for third party debt of deconsolidated subsidiaries formerly included in assets available for sale from the divestiture program of €8.0 million and €149.6 million for the respective period and other at equity consolidated subsidiaries of €25.9 million and €28.4 million at June 30, 2002 and December 31, 2001, respectively. In addition, financial guarantees include guarantees for leased machinery and equipment at various subsidiaries of €74.4 million.

Other financial obligations

        Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at June 30, 2002 and December 31, 2001.

        Other financial obligations not included in the balance sheet relate to long-term commitments for capital expenditures of €32.0 million plus interest at June 30, 2002 and December 31, 2001. Commitments under long-term purchase agreements amounted to €63.3 million and €68.6 million at June 30, 2002 and at December 31, 2001, respectively. Commitments for capital to be funded to equity and cost method investees totaled €21.2 million and €22.8 million at June 30, 2002 and at December 31, 2001, respectively.

        Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC's [Aventis (China) Investment Co. Ltd.] interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures is €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. Management believes that the purchase will be consummated no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim will assume the debt of the ACIC joint ventures. As of June 30, 2002, such debt amounted to approximately €14 million. Payment of the purchase price consideration is guaranteed by Messer Griesheim Group, the Company's parent.

Legal contingencies

        Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

        Messer acquired its interest in Bombay Oxygen Corporation Limited (Bombay Oxygen), a publicly traded company in India, in 1997 for a total of €12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen's major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer were transferred in 2000 to a company jointly owned by Messer and Goyal MG Gases. The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer or the subsequent transfer of such shares to the jointly owned company involved in a violation with respect to a change of control under Indian takeover regulations. In addition, Messer is involved in litigation with respect to this investment with a major shareholder of Bombay Oxygen.

        Messer has received a notice from Goyal MG Gases alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG Gases and certain other shareholders. The notice requests payment of Rupees 5.0 billion (€103 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG Gases. Management is in the process of investigating this matter and is of the view that the allegations have no merit.

        During 2001, Goyal MG Gases defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the $4.7 million (€5.1 million) loan in full. The Group is currently seeking reimbursement from Goyal MG Gases for this amount.

        In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, is for an amount of Reals 593 million (approximately €212 million). In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to this claim. In addition, in August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of €6.5 million.Based on the advice of its Brazilian counsel, management is of the view that both allegations have no merit. Following the disposal of the Brazilian subsidiary during October 2001, the Company has retained responsibility for the litigations.

        In August 1999, Messer Griesheim GmbH discovered that one of it's executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of $550 (in thousands) and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified attorneys for the Company that the investigation was being dropped by their office and referred to the U.S. Customs Agency for possible civil enforcement action. The Company is not aware of any action being pursued by the Customs Agency. The Company can give no assurance as to the ultimate scope or outcome of the overall investigation. Under the business combination agreement entered into in connection with the acquisitions described above, Hoechst has agreed to indemnify the Company with respect to any losses arising out of such investigation of any related proceedings, although this indemnity is generally limited to two-thirds of the loss incurred.

        Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim. Management believes that the allegations have no merit.

        In 2001, the Group's subsidiary PT Aneka (Indonesia) entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the termination of the contract by Indonesia. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5.

        While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

15.  Derivative financial instruments

        IAS 39 "Financial Instruments: Recognition and Measurement" sets standards for recognition, measurement and reporting of information relating to financial instruments of an enterprise as an asset or liability, including the reporting of hedging instruments. Under this Standard, all financial assets and liabilities are recognized on the balance sheet, including all derivatives. They are initially measured at cost. Subsequent to initial recognition, all financial assets are re-measured at fair value, with the exception of certain assets and liabilities listed in the standard. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, net of deferred taxes totaling €223, and is reflected in equity.

        IAS 39 and FASB 133 "Accounting for Derivative Instruments and Hedging Activities" require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next two and a half years, thus reducing the impact of interest rate changes on future interest expense. €680.2 million of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of June 30, 2002.

        Interest expense for the six month period ended June 30, 2002 include net losses resulting from hedging activities of €2.0 million. Due to mandatory and voluntary loan prepayments in June 2002 amounting to €99.5 million, parts of the existing swaps have been terminated at the end of June 2002. The termination payments of €2.0 million of these swaps are shown as interest expense in June 2002. For the other existing swaps there was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swaps (e.g. basis, re-pricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

        Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. As the hedge is deemed completely effective and held to the full term, the swap market value changes are recorded as adjustments to the swap asset or liability and equity.

        Freestanding derivative instruments maintained by the Messer Group as of June 30, 2002 included interest rate caps intended to hedge interest expense on floating rate loans. The interest rate caps do not qualify as hedges and, consequently, have been marked-to-market through earnings for changes in their fair value beginning January 1, 2001.

16.  Related parties

Hoechst

        Prior to the acquisition transactions at April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at terms substantially equivalent to similar transactions negotiated an arm's length basis.

        Related party transactions with respect to the Group`s Singapore operations are described in note 5. Hoechst has indemnified the Group for €9.4 million in bank guarantees provided to Bombay Oxygen, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at June 30, 2002.

Allianz

        As a result of the acquisition transactions, Allianz Capital Partners owns 33.08% of Messer Griesheim Group GmbH & Co. KGaA at June 30, 2002.

        Allianz Capital Partners is a 20% shareholder in Mahler Italfilo Holding GmbH. During April, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

Goldman Sachs

        As a results of the acquisition transactions, six private equity funds managed by affiliates of the Goldman Sachs Group, Inc. hold 33.08% of Messer Griesheim Group GmbH & Co. KGaA at June 30, 2002. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

        Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

        Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim, the proceeds of which were used to repay the mezzanine facility. Goldman Sachs International previously received an aggregate of €20.0 million in financing / syndication fees in connection with these transactions.

        Goldman Sachs International and its affiliates were the underwriters of the original Senior Notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities approximately €34.8 million were paid during the two month period ended June 30, 2001. Nothing was paid for the six month period ended June 30, 2002.

        The Group enters into derivative contracts to hedge their exposure to changes in interest rates. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swaps contracts which have a notional amount of €524.0 million at June 30, 2002. In addition on June 24, 2002 the Group entered into €395.6 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. The company made termination payments of €0.9 million to Goldman Sachs in the second quarter.

        Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €2,764, €0 and €0 for the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, respectively.

        An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH ("MIG")

        Prior to the acquisition transaction at April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transaction, MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG was, through its 100% affiliate Bandinelli GmbH, a 22% shareholder of MWW Zweiundachtzigste Vermögensverwaltungs GmbH (renamed Mahler Italfilo Holding GmbH), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. MIG is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in note 5.

Other

        Related party transactions with respect to the sale of operating companies in Cuba is discussed in note 6. See also "Loans to related parties" below.

Loans to related parties

        As of June 30, 2002 and December 31, 2001, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million and €5.1 million, respectively.

Shareholders' Agreement

        Messer Industrie, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders' agreement provides that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. With respect to a sale of Messer Griesheim, a 75% approval will be required until September 30, 2004, thereafter only a majority approval is required. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control. Until October 2004, no shareholder may transfer its shares in Messer Griesheim without the approval of the other shareholders.

        Due to certain antitrust considerations relating to ACP's equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which will constitute 66.16% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Fund's ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

17.  Stock purchase and option plan

        During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at €74.25, the market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event.

        All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. None of these options were exercised, forfeited or expired as of and for the six month period ended June 30, 2002.

        During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders' committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more share of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders' committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, 6 participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of and for the six month period ended June 30, 2002

        The Company's stock purchase and option plans for management and the Board are accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options and convertible bonds for the six month period ended June 30, 2002 as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options and convertible bonds compensation cost will be measured and recognized immediately upon the occurrence of the contingent exit event.

        As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock Based Compensation", establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net earnings would not have been affected. Therefore, a pro forma table is not presented.

18.  Subsequent events

Messer Canada

        During August 2002 the company sold all assets of Messer Griesheim Industries of Canada Inc., Canada to Air Liquide. The impact of this transaction on the Group's consolidated financial statements of operation was not significant.

Messer Netherlands

        On July 24, 2002, the Commission of the European Union completed its investigation relating to alleged price and similar collusion by the Group's subsidiary in the Netherlands. Based on the investigation, the Commission imposed a fine of €1 million to be paid by the Group's Dutch subsidiary.

19.  Reconciliation to U.S. GAAP

        The Group's consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The differences that have a significant impact on net loss and stockholders' equity of the Group are set out below:

        Reconciliation of net loss to U.S. GAAP for the three month period ended June 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001, respectively:

		Successor		Predecessor
	Note	Three Months Ended June 30, 2002	Two Months Ended June 30, 2001	One Month Ended April 30, 2001
Net loss as reported in the consolidated statements of operations under IAS		(18,857)	(14,902)	(6,805)
U.S. GAAP adjustments:
Amortization expense	a	7,356	(473)	—
Assets to be sold	b	(62)	(486)	—
Property, plant and equipment	f	—	—	(12)
Provisions for pensions and similar obligations	g	480	40	44
Tax effect of U.S. GAAP adjustments	h	(192)	178	(13)

Net loss under U.S. GAAP		(11,275)	(15,643)	(6,786)

        Reconciliation of net loss to U.S. GAAP for the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, respectively:

		Successor		Predecessor
	Note	Six Months Ended June 30, 2002	Two Months Ended June 30, 2001	Four Months Ended April 30, 2001
Net loss as reported in the consolidated statements of operations under IAS		(32,251)	(14,902)	(13,498)
U.S. GAAP adjustments:
Amortization expense	a	14,757	(473)	—
Assets to be sold	b	630	(486)	—
Property, plant and equipment	f	—	—	(74)
Provisions for pensions and similar obligations	g	448	40	176
Tax effect of U.S. GAAP adjustments	h	(179)	178	(41)

Net loss under U.S. GAAP		(16,595)	(15,643)	(13,437)

        Reconciliation of stockholders' equity to U.S. GAAP as of June 30, 2002, and December 31, 2001, respectively:

	Note	June 30, 2002	December 31, 2001
Stockholders' equity as reported in the consolidated balance sheets under IAS		799,634	903,389
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	1,071	(2,864)
Assets to be sold	b	6,102	5,472
Transaction costs	d	33,200	33,200
Property, plant and equipment	f	—	—
Provisions for pensions and similar obligations	g	(99)	(547)
Tax effect of U.S. GAAP adjustments	h	736	915
Cumulative translation adjustment	i	(1,354)	—

Stockholders' equity under U.S. GAAP		839,290	939,565

a. Goodwill and Other Intangible Assets

        The Group was required to adopt SFAS 142 "Goodwill and Other Intangible Assets" in its entirety on January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Under IAS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives. This difference in accounting treatment results in a decrease in amortization expense under U.S. GAAP of €7,356 and €14,757 during the three month period ended June 30, 2002 and the six month period ended June 30, 2002. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

        Such goodwill and other intangible assets were pushed down to the individual subsidiary upon adoption of SFAS 142 at January 1, 2002.

b. Divestiture of subsidiaries

        EITF Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold" addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. Instead, these amounts should be considered in the purchase price allocation associated with the business combination. IAS does not allow a similar treatment in regards to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations. Under U.S. GAAP these differences in accounting treatment result in an €62, €(630) and €486 increase (decrease) to net loss during the three month period ended June 30, 2002, the six month period ended June 30, 2002 and the two month period ended June 30, 2001, respectively. Subsequent to April 30, 2002, the Company has started to apply to EITF 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to Be Sold" for the subsidiaries which were not sold during twelve months following the beginning of the divestiture program. From that point forward results of operations and incremental interest expense incurred in financing the purchase of those entities are reported in the operations of the Group under U.S. GAAP. The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was €568 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both June 30, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard. During the three month period ended June 30, 2002 acquisition goodwill was adjusted by €10,822 to €6,223 to reflect the difference between estimated and released (i) cash flow from the date of acquisition, (ii) estimated interest on incremental debt during the holding period to finance the purchase, for those subsidiaries sold until April 30, 2002.

c. Restructuring costs

        In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a rebuttable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IAS. Based on the difference in provisions, an adjustment to decrease acquisition goodwill totaling €7,147 was recorded under U.S. GAAP. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquisition transactions not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was a decrease to goodwill amortization of €238 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both June 30, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

d. Transaction costs

        Transaction costs totaling €33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions described in note 3. Under IAS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of "push-down" accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of €33,200 as of the acquisition date and an increase to goodwill amortization of €1,107 during the eight month period ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both June 30, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

e. Assembled workforce

        APB Opinion No. 17 "Intangible Assets" ("APB 17") requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling €15,657 associated with the Group's assembled workforce as of the date of the acquisition transactions described in note 3. This asset was amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 "Accounting for Income Taxes" requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of €6,263 associated with the Group's assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group's assembled workforce forms part of the acquisition goodwill under IAS and is being amortized over an estimated useful life of 20 years. Under U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of €15,657 and a decrease in goodwill of €9,394 as of the acquisition date, as well as an increase in amortization expense of €1,427 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both June 30, 2002 and December 31, 2001.

        The Group was required to adopt SFAS 141 "Business Combinations" effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible assets acquired in a business combination completed before July 1, 2001 that do not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance of €13,917 recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142. See "New U.S. accounting pronouncements"below for further discussion of the impact of the implementation of this new standard.

f. Property, plant and equipment

        In accordance with IAS 23, foreign currency gains and losses on borrowing costs directly attributable to construction can be capitalized. Such costs are not capitalizable under U.S. GAAP. An additional €47 of depreciation expense would have been recognized under U.S. GAAP during the four month period ended April 30, 2001 as a result of not capitalizing such foreign currency gains in prior years.

        Additionally, under IAS, impairments must be reversed in certain situations, while under U.S. GAAP impairments on assets to be held for use may not be reversed. During the four month period ended April 30, 2001, the Group reversed impairment charges under IAS of €27 which are not reversed under U.S. GAAP.

g. Provisions for pensions and similar obligations

        The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IAS to U.S. GAAP, the Company has applied SFAS 87 "Employer's Accounting for Pensions"

effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. Further, under U.S. GAAP, when the accumulated benefit obligation exceeds the fair value of the plan assets, the excess is immediately recognized as an additional minimum liability. The cost of this is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation, plus the unrecognized prior service costs, and the remainder is charged through other comprehensive income. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in an decrease in net periodic pension cost and other comprehensive income totaling €(95) and €702, respectively, for the four month period ended April 30, 2001. Subsequent to April 30, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group's pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see note 3).

        Under IAS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement. In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IAS. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period. These differences result in a reduction in expense of €(480), €(448), €(40) and €(176) for the three month period ended June 30, 2002, the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, respectively.

h. Tax effect of U.S. GAAP adjustments

        This reconciliation item includes all tax effects due to the aforementioned reconciling items.

i. Cumulative translation adjustment

        Upon the adoption of SFAS 142 the Group allocated goodwill to the individual reporting units. This reconciliation item represents the net foreign exchange effect of this allocation.

Additional U.S. GAAP information

Acquisition transactions

        As a result of the acquisition transactions (see note 3), Messer Griesheim has become a wholly-owned subsidiary of Messer Griesheim Holding AG, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires "push-down" of the Messer Griesheim Group GmbH & Co. KGaA's basis under U.S. GAAP in accordance with EITF Topic D-97 "Push-Down Accounting", and SAB No. 54 ""Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase". The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IAS. The U.S. GAAP reconciliation of stockholders' equity as of June 30, 2002 and December 31, 2001 also reflects differences arising from the new bases of accounting under U.S. GAAP and IAS.

        The consolidated financial statements reflect the deferred notes payable to Hoechst (see note 3) by the Group's parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IAS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements.

Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IAS or U.S. GAAP.

Statement of operations

        Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income.

        U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IAS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements. As a result, there is no difference between IAS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries.

Balance sheet

        Certain items in the consolidated balance sheets would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program expected to be disposed of within a period of one year from the date of the acquisition transactions which would be classified as "available for sale" under U.S. GAAP.

        In accordance with IAS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of June 30, 2002 and December 31, 2001, €6,054 and €6,227, respectively, would be classified as current deferred tax assets and €3,569 and €4,041, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carry-forwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carry-forwards or credits will not be realized. Under IAS, a deferred tax asset should be recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets amounted to €122,431 and €133,781, net of valuation allowances of €5,840 and €3,471, related to tax loss carry-forwards as of June 30, 2002 and December 31, 2001, respectively.

Cash flow statement

        The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income

        SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive (loss) income, which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

        Statement of comprehensive (loss) income for the three month period ended June 30, 2002 the two month period ended June 30, 2001 and the one month period ended April 30,2001, respectively:

	Successor		Predecessor
	Three Months Ended June 30, 2002	Two Months Ended June 30, 2001	One Month Ended April 30, 2001
Net loss in accordance with U.S. GAAP	(11,275)	(15,643)	(6,786)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(81,799)	20,987	3,119
Change in fair value of derivative financial instruments	(4,210)	712	—
Additional minimum pension liability	—	—	(177)

Comprehensive (loss) income, net of tax	(97,284)	6,056	(3,844)

        Statement of comprehensive (loss) income for the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, respectively:

	Successor		Predecessor
	Six Months Ended June 30, 2002	Two Months Ended June 30, 2001	Four Months Ended April 30, 2001
Net loss in accordance with U.S. GAAP	(16,595)	(15,643)	(13,437)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(73,465)	20,987	3,522
Change in fair value of derivative financial instruments	607	712	—
Additional minimum pension liability	—	—	(709)

Comprehensive (loss) income, net of tax	(89,453)	6,056	(10,624)

Hyperinflation

        In accordance with IAS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

        In June 1998, the FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 was subsequently amended by SFAS 137 "Deferral of the Effective Date of FASB 133", which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

        SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. Similar to IAS 39, SFAS 133, as amended, requires the Group to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. SFAS 133, as amended, was adopted by the Group effective January 1, 2001.

        Although IAS 39 and SFAS 133, as amended, are similar in many respects, the transition adjustments resulting from the adoption of IAS 39 must be reported in shareholders' equity, whereas the transition adjustments resulting from adoption of SFAS 133, as amended, must be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS 133 did not have a material impact on the Group's consolidated financial statements.

        In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No.125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001, except for certain disclosure requirements which were effective December 31, 2000. Adoption of this replacement standard did not have a material effect on the Group's consolidated financial statements.

        Effective July 1, 2001, the Group adopted Statement 141 "Business Combinations" and certain provisions of SFAS 142 "Goodwill and Other Intangible Assets". The Group adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead will be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

        Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001. As of December 31, 2001, the amount of unamortized goodwill under U.S. GAAP was €598,756. Unamortized assembled workforce totaled €13,917 as of December 31, 2001, was required to be reallocated to goodwill upon adoption of SFAS 141 and SFAS 142. Related deferred tax liabilities of €5,567 were also required to be eliminated through a corresponding reduction under U.S. GAAP. The amount of unamortized goodwill under U.S. GAAP as of June 30, 2002 was €612,673.

        As discussed above, upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. As a consequence, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance upon adoption of SFAS 142. This evaluation did not result in any other significant reclassifications. Upon adoption of SFAS 142, the Group was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the six month period ended June 30, 2002 as a result of these impairment tests, as the Group did not identify any intangible asset as having an indefinite useful life.

        SFAS 142 requires the Group to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group then, must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the calendar year 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Group's statement of earnings. The company has completed the first step of the transitional goodwill impairment test. As the result, an indication of impairment exists in reporting units located in North America and Eastern Europe. The second step of the impairment test will be completed by the end of the current fiscal year. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle.

        Reported income net, exclusive of amortization expense associated with goodwill and assets with an indefinite useful life recognized in the three month period ended June 30, 2002, the two month period ended June 30, 2001 and the one month period ended April 30, 2001, respectively, is calculated as follows:

	Successor		Predecessor
	Three Months Ended June 30, 2002	Two Months Ended June 30, 2001	One Month Ended April 30, 2001
Net (loss) income in accordance with U.S. GAAP	(11,275)	(15,643)	(6,786)
Add back:
Goodwill amortization	—	5,522	738

Adjusted net (loss) income in accordance with U.S. GAAP	(11,275)	(10,121)	(6,048)

        Reported income net, exclusive of amortization expense associated with goodwill and assets with an indefinite useful life recognized in the six month period ended June 30, 2002, the two month period ended June 30, 2001 and the four month period ended April 30, 2001, respectively, is calculated as follows:

	Successor		Predecessor
	Six Months Ended June 30, 2002	Two Months Ended June 30, 2001	Four Months Ended April 30, 2001
Net (loss) income in accordance with U.S. GAAP	(16,595)	(15,643)	(13,437)
Add back:
Goodwill amortization	—	5,522	2,951

Adjusted net (loss) income in accordance with U.S. GAAP	(16,595)	(10,121)	(10,486)

        In August 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Group has started its analysis of the new pronouncement but has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

        In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the unaudited interim condensed consolidated financial statements. However, the Group has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Group has also noted that the provisions of SFAS 144 would supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise (see note 40a) and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IAS relating to operations and entities included in the divestiture program would not have occurred.

        The FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", on April 30, 2002. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS 145, the Group will be required to apply the criteria in APB Opinion No. 30, in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. While early adoption of the provisions related to the rescission of statement No. 4 is encouraged, the Group has decided to adopt SFAS 145 effective January 1, 2003. Upon adoption, the Group will have to reclassify prior period items that do not meet the extraordinary item classification criteria in Opinion No. 30. Adoption of this standard is not expected to have a material effect on the Group's consolidated financial statements.

        In July 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Group's consolidated financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG
By:	/s/ Klaus-Jürgen Schmieder
Name:	Klaus-Jürgen Schmieder
Title:	Chief Executive Officer
Date:	August 19, 2002
By:	/s/ Harald Pinger
Name:	Harald Pinger
Title:	Chief Financial Officer
Date:	August 19, 2002

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TABLE OF CONTENTS
REPORT FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES